EXHIBIT 21.1

COMMERCE UNION BANCSHARES, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Commerce Union Mortgage Services, Inc.	Tennessee

Reliant Bank	Tennessee

Reliant Investments, LLC	Tennessee

Reliant Mortgage Ventures, LLC	Tennessee